As filed with the U.S. Securities and Exchange Commission on March 17, 2003

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                 OAO "HK "IOKOC"
               (Exact Name of Issuer as Specified in Its Charter)

                                YUKOS OIL COMPANY
                   (Translation of Issuer's Name into English)

                                   ----------

                               RUSSIAN FEDERATION
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                       60 Wall Street, New York, NY 10005
                            Telephone (212) 602-3761
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                        Depositary Management Corporation
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-4800
  (Address, including zip code, and telephone number, including area code, of agent for service)
                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600

   It is proposed that this filing become effective under Rule 466

     [x] immediately upon filing    [_] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                             Proposed maximum    Proposed maximum
       Title of each class of                  Amount        aggregate price    aggregate offering      Amount of
     Securities to be registered          to be registered     per unit (1)         price (2)        registration fee
---------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by      400,000,000          $0.05            $20,000,000           $1618
American Depositary Receipts, each             American
American Depositary Share representing        Depositary
fifteen common shares of Yukos Oil              Shares
Company
=====================================================================================================================

(1)  Each Unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                              Location in Form of American Depositary
Item Number and Caption                                       Receipt Filed Herewith as Prospectus
-----------------------------------------------------------   ------------------------------------------------
(1)  Name and address of Depositary                           Introductory paragraph

(2)  Title of American Depositary Receipts and identity of    Face of American Depositary Receipt, top center
     deposited securities

     Terms of Deposit:

     (i)    Amount of deposited securities represented by     Face of American Depositary Receipt, upper right
            one unit of American Depositary Shares            corner

     (ii)   Procedure for voting, if any, the deposited       Paragraphs (15) and (16)
            securities

     (iii)  Collection and distribution of dividends          Paragraphs (4), (7), (12), (13), (14) and (15)

     (iv)   Transmission of notices, reports and proxy        Paragraphs (15), (16), (17), (19) and (21)
            soliciting material

     (v)    Sale or exercise of rights                        Paragraphs (4), (7), (13) and (15)

     (vi)   Deposit or sale of securities resulting from      Paragraphs (3), (4), (5), (7), (17) and (22)
            dividends, splits or plans of reorganization

     (vii)  Amendment, extension or termination of the        Paragraphs (20) and (21)
            Deposit Agreement

     (viii) Rights of holders of receipts to inspect the      Paragraph (11)
            transfer books of the Depositary and the list
            of Holders of receipts

     (ix)   Restrictions upon the right to deposit or         Paragraphs (2), (3), (4), (7) and (9)
            withdraw the underlying securities

     (x)    Limitation upon the liability of the              Paragraphs (18), (24) and (26)
            Depositary

(3)  Fees and Charges                                         Paragraph (7)

Item 2. AVAILABLE INFORMATION

                                                              Location in Form of American Depositary
Item Number and Caption                                       Receipt Filed Herewith as Prospectus
-----------------------------------------------------------   ------------------------------------------------
(a)  Statement that Yukos Oil Company furnishes the           Paragraph (11)
     Commission with certain public reports and documents
     required by foreign law or otherwise under Rule
     12g3-2(b) under the Securities Exchange Act of 1934
     and that such reports can be inspected by holders of
     American Depositary Receipts and copied at public
     reference facilities maintained by the Commission in
     Washington, D.C.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of March 12, 2001 among Yukos Oil Company, Deutsche Bank Trust Company Americas (fka Bankers Trust Company), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)  Certification under Rule 466. Filed herewith as Exhibit (e).

     (f)  Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 14, 2003.

                                        Legal entity created by the form of
                                        Deposit Agreement for the issuance of
                                        ADRs evidencing American Depositary
                                        Shares

                                        By:    DEUTSCHE BANK TRUST COMPANY
                                               AMERICAS, as Depositary


                                        By:    /s/Jeff Margolick.
                                               ---------------------------------
                                        Name:  Jeff Margolick
                                        Title: Vice President


                                        By:    /s/Mark Downing.
                                               ---------------------------------
                                        Name:  Mark Downing
                                        Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Yukos Oil Company certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2003.

                                        YUKOS OIL COMPANY


                                        By:    /s/Bruce K. Misamore            .
                                               ---------------------------------
                                        Name:  Bruce K. Misamore
                                        Title: Chief Financial Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bruce K. Misamore his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of March 14, 2003.

       Signatures                                     Title
       ----------                                     -----


/s/ Sergey V. Muravlenko.                Chairman of the Board of Directors
-------------------------
    Sergey V. Muravlenko


/s/ Mikhail B. Khodorkovsky.             Chairman of the Executive Committee
----------------------------               of the Board of Directors and
    Mikhail B. Khodorkovsky                Chairman of the Management Committee
                                           (Principal Executive Officer)


/s/ Yuri P. Pokholkov.                               Director
----------------------

       Signatures                                     Title
       ----------                                     -----

  Yuri P. Pokholkov


/s/ Alexei E. Kontorovich.                           Director
--------------------------
    Alexei E. Kontorovich


  /s/ Michel Soublin.                                Director
  -------------------
      Michel Soublin


  /s/ Sarah C. Carey.                                Director
   -------------------
      Sarah C. Carey


  /s/ Yuri A. Golubev.                               Director
  --------------------
      Yuri A. Golubev


/s/ Alexander V. Temerko.                            Director
-------------------------
    Alexander V. Temerko


     /s/ Raj K. Gupta.                               Director
     -----------------
         Raj K. Gupta


     /s/ Bernard Loze.                               Director
     -----------------
         Bernard Loze


/s/ Jacques Kosiusko-Morizet.                        Director
-----------------------------
    Jacques Kosiusko-Morizet


/s/ Bruce K. Misamore.                   Chief Financial Officer (Principal
----------------------                    Financial and Accounting Officer)
    Bruce K. Misamore


  /s/ Vasily S. Shakhnovsky.
  --------------------------
  Vasily S. Shakhnovsky                   President of Yukos-Moscow


  /s/ Scott A. Ziegler.                   Authorized Representative in the
  ---------------------                            United States
      Scott A. Ziegler

                                    INDEX TO EXHIBITS

Exhibit                                                             Sequentially
Number                                                             Numbered Page
-------                                                            -------------

(a)     Deposit Agreement.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)     Rule 466 Certification